UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 18, 2022

KOLABORATION VENTURES CORPORATION

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

183 Main Street Rio Vista, California 94571	87-2163635
(Address of principal executive offices)	(IRS Employer Identification No.)

Registrant’s telephone number, including area code: 480-225-1167

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 1.01 Fundamental Changes

On April 18, 2022, Kolaboration Ventures Corporation (the “Company” or “KVC”) closed its merger with Pacific Reserve Nursery, Inc., Fuji Fire Flowers, LLC and PR Brands LLC (collectively “Pacific Reserve”) and with PR Retail SC, LLC, in which KVC acquired all of the outstanding shares of Pacific Reserve and PR Retail SC, LLC in exchange for $77.8 million in KVC common shares. Pacific Reserve cultivates, packages and distributes cannabis wholesale in Salinas California and operates a cannabis dispensary in Santa Cruz called Herbal Cruz. The merger agreement between KVC and Pacific Reserve was executed on January 5, 2022 and was submitted as Exhibit 1A-7A to the Company’s Offering Statement qualified by the U.S. Securities and Exchange Commission on March 17, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOLABORATION VENTURES CORPORATION

	By:	/s/ Charles Wesley
	Name:	Charles Wesley
	Title:	Chief Financial Officer

Dated: April 21, 2022